Leo Borchardt +44 20 7418 1334 leo.borchardt@davispolk.com davispolk.com	Davis Polk & Wardwell London llp 5 Aldermanbury Square London EC2V 7HR	Confidential

October 25, 2021

Re:	Mountain & Co. I Acquisition Corp. Form S-1 Filed August 24, 2021 File No. 333-259034 CIK No. 0001856995

Ms. Stacie Gorman
Mr. James Lopez
Mr. William Demarest
Ms. Shannon Menjivar
Office of Real Estate and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of our client, Mountain & Co. I Acquisition Corp. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 2, 2021 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. The response and information below are based on information provided to us by the Company. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Capitalization, page 82

1.	We note that you are offering 20,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 18,952,601 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
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Response: In making its accounting conclusion, the Company considered ASC 480-10-S99-3A which requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Based on further analysis, the Company now believes the treatment presented in the Registration Statement is incorrect and has revised the Registration Statement accordingly.

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are now presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Please do not hesitate to contact me at +44 20 7418 1334 (telephone), +44 20 7710 4934 (fax) or leo.borchardt@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Leo Borchardt

Leo Borchardt

cc:           Via e-mail

Cornelius Boersch, Chief Executive Officer

Mountain & Co. I Acquisition Corp.

October 25, 2021	2